MECHEL REPORTS 9M2013 OPERATIONAL RESULTS

Moscow, Russia – November 7, 2013 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces 9M2013 operational results.

Production and sales for 9M2013*

Production:

Product name	9M2013, thousand	9M2012, thousand	%	3Q2013, thousand	2Q2013, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coal (run-of-mine)	20,430	20,794	-1.7	7,028	6,997	0

Pig Iron	2,908	3,107	-6	913	1,023	-11

Steel	3,648	5,101	-28	1,098	1,249	-12

Sales:

Product name	9M2013, thousand	9M2012, thousand	%	3Q2013, thousand	2Q2013, thousand	%
	tonnes	tonnes		tonnes	tonnes
Coking coal	8,349	9 029	-8	2 615	2 891	-10
concentrate

Including coking	1,699	1,950	-13	475	611	-22
coal concentrate supplied to Mechel enterprises

PCI	2,567	1,703	+51	1 124	626	+79

Anthracites	1,603	1,937	-17	472	589	-20

Including	99	246	-60	55	41	+34
anthracites supplied to Mechel enterprises

Steam coal	4,499	4,490	0	1 508	1 441	+5

Including steam	1,318	1,120	+18	442	449	-2
coal supplied to Mechel enterprises

Iron ore concentrate	3,083	3,219	-4	1 097	947	+16

Including iron ore	21.0	268	-92	7,7	7,8	-2
concentrate supplied to Mechel enterprises

Coke	2,291	2,707	-15	729	765	-5

Including coke	1,523	1,903	-20	473	530	-11
supplied to Mechel enterprises

Ferrosilicon	72	57	+26	24	25,1	-5

Including	25	22	+11	8	8,5	-10
ferrosilicon supplied to Mechel enterprises

Long products	2,747	3,107	-12	936	970	-3

Including those	891	666	+34	313	345	-9
produced by third parties

Flat products	468	534	-12	159	124	+28

Including those	243	303	-20	88	62	+42
produced by third parties

Billets	651	1,950	-67	91	205	-56

Including those	242	751	-68	63	92	-32
produced by third parties

Hardware	653	737	-11	227	222	+2

Including those	68	39	+73	31	25	+25
produced by third parties

Forgings	52	39	+34	16	18	-13

Stampings	76	83	-8	25	26	-5

Electric power	2,890,768	3,097,211	-7	734,734	961,698	-24
generation (thousand kWh)

Heat power	4,728,075	5,409,167	-13	782,421	1,222,534	-36
generation (Gcal)

*Excluded are the data on chrome sales due to the sale of Voskhod Mining Plant and Tikhvin Ferroalloy Plant to Turkey’s Yildirim Group, which was announced on August 1, 2013.
Excluded are the data on nickel sales due to the December 2012 halting of Southern Urals Nickel Plant due to negative trends in the global nickel market and unfavorable prognosis for this market in the foreseeable future.

Mechel OAO’s Chief Executive Officer Evgeny Mikhel commented on the company’s 9M2013 operational results:

“Coal production volumes on our chief mining enterprises remained on the same level quarter-on-quarter. The 10% decrease in the coking coal sales quarter-on-quarter was due to weaker domestic demand, which was partly compensated by increased export volumes. Sales were also affected by the shipping delays to Asia due to Far Eastern floods. Mechel Bluestone retained coking coal sales on the second-quarter level.

“In accordance with our long-term strategy, Mechel continues to expand into new markets for metallurgical coals. Over this year’s first nine months the company managed to increase its PCI sales by 51% compared to the same period last year due to increased supplies to Asia Pacific, Britain and Belgium. Anthracite sales in the third quarter went down as our European customers partly replaced anthracites for PCI.

“Iron ore product sales in the third quarter went up by 26% due to increased demand in China and a simultaneous increase in domestic sales.

“Steel sales volumes decreased over these nine months as compared to the same period last year due to our disposal of Romanian steelmaking assets and halting of Donetsk Electrometallurgical Plant due to unprofitability. The decrease in pig iron and steel production quarter-on-quarter was caused by major repairs to Chelyabinsk Metallurgical Plant’s blast furnace #1 and converter #3, as well as the decrease in electrical steelmaking due to unfavorable market conditions.

“Demand on the construction steel rolls market, which is key for Mechel, remained stable in the third quarter, which enabled us to keep the long rolls sales stable and high. The increase of flat rolls sales by 28% is due to sales of stores which were part of pre-sale preparation works at several Mechel Service Global facilities. Billet sales went down by 56% in the third quarter as sales of third-party products decreased due to the end of our strategic partnership with Estar Group’s enterprises.

“In April the Uvatsk quartzite deposit began supplying Bratsk Ferroalloy Plant with ore. The launch of a modernized furnace #4 at Bratsk Ferroalloy Plant enabled us to increase production and sales of ferrosilicon by 26% compared to the nine months of 2012.

“The Group’s power division enterprises ensured electricity and heat production in the third quarter as planned. Sales of electricity and heat showed a decrease due to a seasonal slump. The decrease in heat and electricity sales in 9M2013 as compared to the same period last year is due to disposal of several power division assets — primarily Toplofikatsia Rousse EAD.”

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Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
Ekaterina.videman@mechel.com

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Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.